Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and six months ended June 30, 2024 and 2023

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
June 30, 2024 and December 31, 2023

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$41,522	$54,853
Accounts receivable (note 6)	93,789	88,077
Inventories (note 7)	56,407	67,530
Prepaid expenses	6,482	6,323
Total current assets	198,200	216,783
Long-term investments (note 8)	45,647	4,792
Property, plant and equipment (note 9)	40,351	69,489
Operating lease right-of-use assets	19,859	22,877
Intangible assets (note 10)	6,032	6,822
Deferred income tax assets	10,637	11,554
Goodwill	2,966	3,066
Other long-term assets	9,438	20,365
Total assets	$333,130	$355,748
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$103,703	$95,374
Current portion of operating lease liabilities (note 12)	2,435	3,307
Short-term debt (note 13)	3,351	15,156
Current portion of long-term debt (note 14)	14,464	14,108
Current portion of warranty liability (note 15)	4,448	6,892
Total current liabilities	128,401	134,837
Long-term operating lease liabilities (note 12)	17,382	19,300
Long-term debt (note 14)	26,363	30,957
Warranty liability (note 15)	1,269	1,614
Deferred income tax liabilities	3,326	3,477
Other long-term liabilities	4,864	5,115
Total liabilities	181,605	195,300
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
17,258,364 (2023 - 17,174,502) common shares issued and outstanding	1,245,651	1,244,539
Other equity instruments	9,193	9,672
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,082,265)	(1,074,434)
Accumulated other comprehensive loss	(32,570)	(30,845)
Total shareholders' equity	151,525	160,448
Total liabilities and shareholders' equity	$333,130	$355,748
Commitments and contingencies (note 18)
Subsequent events (note 8(b))

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue	$83,386	$85,022	$160,960	$167,262
Cost of revenue and expenses:
Cost of revenue	66,264	70,653	132,115	139,532
Research and development	6,560	5,785	14,253	13,048
General and administrative	11,603	10,546	21,956	20,314
Sales and marketing	3,440	4,820	6,727	8,469
Foreign exchange loss	57	2,420	1,877	3,496
Depreciation and amortization	720	1,021	1,763	2,058
	88,644	95,245	178,691	186,917
Loss from operations	(5,258)	(10,223)	(17,731)	(19,655)

Income (loss) from investments accounted for by the equity method	(688)	56	(657)	185
Gain on deconsolidation (note 5)	13,266	—	13,266	—
Interest on long-term debt and accretion on royalty payable	(394)	(643)	(1,206)	(1,490)
Loss on extinguishment of royalty payable	—	(2,909)	—	(2,909)
Interest and other income (loss), net of bank charges	(149)	733	192	1,199
Income (loss) before income taxes	6,777	(12,986)	(6,136)	(22,670)
Income tax expense	960	221	1,695	1,165
Net income (loss) for the period	5,817	(13,207)	(7,831)	(23,835)

Changes in foreign currency translation adjustment	(1,212)	(7,322)	(1,642)	(5,352)
Ownership share of equity method investments' other comprehensive loss	(83)	—	(83)	—
Other comprehensive loss	(1,295)	(7,322)	(1,725)	(5,352)
Comprehensive income (loss)	$4,522	$(20,529)	$(9,556)	$(29,187)

Net income (loss) per share:
Net income (loss) per share - basic	$0.34	$(0.77)	$(0.45)	$(1.39)
Net income (loss) per share - diluted	$0.33	$(0.77)	$(0.45)	$(1.39)
Weighted average common shares outstanding:
Basic	17,239,460	17,173,252	17,230,000	17,171,137
Diluted	17,488,070	17,173,252	17,230,000	17,171,137

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and six months ended June 30, 2024 and 2023

	Common Shares Outstanding (adjusted, note 16)	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Three months ended June 30, 2023
April 1, 2023	17,171,933	$1,244,507	$8,610	$11,516	$(1,035,344)	$(33,348)	$195,941
Issuance of common shares on exercise of share units	3,039	40	(40)	—	—	—	—
Stock-based compensation	—	—	742	—	—	—	742
Net loss for the period	—	—	—	—	(13,207)	—	(13,207)
Other comprehensive gain	—	—	—	—	—	3,382	3,382
June 30, 2023	17,174,972	$1,244,547	$9,312	$11,516	$(1,048,551)	$(29,966)	$186,858

	Six months ended June 30, 2023
January 1, 2023	17,130,316	$1,243,272	$9,212	$11,516	$(1,024,716)	$(35,318)	$203,966
Issuance of common shares on exercise of share units	44,656	1,275	(1,275)	—	—	—	—
Stock-based compensation	—	—	1,375	—	—	—	1,375
Net loss for the period	—	—	—	—	(23,835)	—	(23,835)
Other comprehensive gain	—	—	—	—	—	5,352	5,352
June 30, 2023	17,174,972	$1,244,547	$9,312	$11,516	$(1,048,551)	$(29,966)	$186,858

	Three months ended June 30, 2024
April 1, 2024	17,223,154	$1,245,408	$9,134	$11,516	$(1,088,082)	$(31,275)	$146,701
Issuance of common shares on exercise of share units	35,210	243	(243)	—	—	—	—
Stock-based compensation	—	—	302	—	—	—	302
Net income for the period	—	—	—	—	5,817	—	5,817
Other comprehensive loss	—	—	—	—	—	(1,295)	(1,295)
June 30, 2024	17,258,364	$1,245,651	$9,193	$11,516	$(1,082,265)	$(32,570)	$151,525

	Six months ended June 30, 2024
January 1, 2024	17,174,502	$1,244,539	$9,672	$11,516	$(1,074,434)	$(30,845)	$160,448
Issuance of common shares on exercise of share units	83,862	1,112	(1,112)	—	—	—	—
Stock-based compensation	—	—	633	—	—	—	633
Net loss for the period	—	—	—	—	(7,831)	—	(7,831)
Other comprehensive loss	—	—	—	—	—	(1,725)	(1,725)
June 30, 2024	17,258,364	$1,245,651	$9,193	$11,516	$(1,082,265)	$(32,570)	$151,525

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2024 and 2023

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating activities:
Net income (loss) for the period	$5,817	$(13,207)	$(7,831)	$(23,835)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,716	2,993	4,963	6,020
Stock-based compensation expense	302	742	633	1,375
Unrealized foreign exchange loss	57	2,420	1,877	3,496
Deferred income tax (recovery)	385	125	345	(23)
(Income) loss from investments accounted for by the equity method	688	(56)	657	(185)
Interest on long-term debt and accretion on royalty payable	13	67	35	172
Change in inventory write-downs	1,023	992	1,436	1,578
Loss on extinguishment of royalty payable	—	2,909	—	2,909
Change in bad debt expense	(28)	288	(149)	372
Gain on sale of assets	—	(21)	—	(21)
Gain on deconsolidation	(13,266)	—	(13,266)	—
Other	280	—	32	—
Changes in operating assets and liabilities:
Accounts receivable	(2,743)	469	9,783	(572)
Inventories	980	(537)	(6,454)	(1,128)
Prepaid expenses	(188)	3,091	(588)	1,407
Accounts payable and accrued liabilities	7,470	287	12,195	1,050
Warranty liability	(1,007)	(1,179)	(2,027)	(2,561)
Net cash provided by (used in) operating activities	1,499	(617)	1,641	(9,946)
Investing activities:
Purchase of property, plant and equipment	(5,437)	(4,905)	(10,330)	(7,912)
Proceeds from sale of investments	20,430	—	20,430	—
Proceeds on sale of assets	434	35	569	133
Dividends received from investments accounted for by the equity method	297	—	297	—
Capital contributions to investments accounted for by the equity method	(9,900)	—	(9,900)	—
Net cash provided by (used in) investing activities	5,824	(4,870)	1,066	(7,779)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(16,388)	(10,564)	(34,077)	(21,558)
Drawings on operating lines of credit and long-term facilities	7,488	4,845	19,336	13,096
Payment of royalty payable	—	(8,687)	—	(8,687)
Net cash used in financing activities	(8,900)	(14,406)	(14,741)	(17,149)
Effect of foreign exchange on cash and cash equivalents	(803)	195	(1,297)	955
Net decrease in cash and cash equivalents	(2,380)	(19,698)	(13,331)	(33,919)
Cash and cash equivalents, beginning of period (including restricted cash)	43,902	71,963	54,853	86,184
Cash and cash equivalents, end of period (including restricted cash)	$41,522	$52,265	$41,522	$52,265

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2024 and 2023

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Supplementary information:
Interest paid	$755	$755	$1,712	$1,497
Taxes paid, net of refunds	17	526	549	1,032

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

2. Liquidity and going concern:

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements ("interim financial statements") are issued. These interim financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

The assessment of the liquidity and going concern requires the Company to make judgments about the existence of conditions or events that raise substantial doubt about the ability to continue as a going concern within one year after the date that the interim financial statements are issued. This includes judgments about the Company's future activities and the timing thereof and estimates of future cash flows. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, forecasted costs and capital expenditures, amongst others. Changes in the assumptions could have a material impact on the forecasted liquidity and going concern assessment.

The Company continues to sustain operating losses and generate minimal cash flows from operating activities. As at June 30, 2024, the Company had cash and cash equivalents of $41,522 and incurred operating losses of $17,731 during the six months ended June 30, 2024. The Company's short-term and long-term debt was $44,178, net of deferred financing fees, of which $17,815 was current. In 2023, the Company amended the minimum cash covenant under the term loan with Export Development Canada ("EDC") reducing the minimum cash requirement to $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan, which was $8,812 at June 30, 2024.

The Company continues to experience inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts, and increased labor costs that are impacting margins. The Company sources components globally and is exposed to price and inflation risk, which may affect the Company's liquidity.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
2. Liquidity and going concern (continued):

Management is closely monitoring its financial condition and is working on initiatives to reduce its working capital and increase profitability to improve its cash flow from operating activities. The Company's current financial projections expect meaningful collections of accounts receivable from key customers and a reduction in inventory levels across the Company's operations.

The ability to continue as a going concern beyond August 2025 will depend on the Company's ability to generate sufficient positive cash flows from all its operations, specifically through working capital improvement, profitable and sustainable growth, and the Company's ability to finance its long-term strategic objectives and operations, including the joint venture with Volvo Group. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying unaudited condensed consolidated financial statements and the adjustments could be material.

3. Basis of preparation:

(a)    Basis of presentation:

The accompanying interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024. The accompanying interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2023.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. dollar, Canadian Dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
3. Basis of preparation (continued):

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the six months ended
	June 30, 2024	December 31, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Canadian Dollar	1.37	1.32	1.37	1.34	1.37	1.35
Euro	0.93	0.90	0.93	0.92	0.93	0.92
RMB	7.26	7.10	7.24	7.04	7.25	6.94
Polish Zloty	4.02	3.92	3.99	4.16	4.01	4.28
Swedish Krona	10.60	10.04	10.68	10.53	10.49	10.49
Indian Rupee	83.36	83.18	83.42	82.10	83.48	82.15
Argentina Peso	911.60	806.72	885.31	233.00	903.40	210.31

4. Recently issued accounting standards:

Recently issued accounting guidance, not yet adopted:

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. The Company is currently assessing the impacts of this ASU but expect it to impact disclosures with no impact to its operations, cash flows or financial position.
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. The new rules are effective for annual periods beginning after December 15, 2024. The Company is currently assessing the impacts of this ASU but expect it to impact disclosures with no impact to its operations, cash flows or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
5. Formation of joint venture:
HPDI Joint Venture
On June 3, 2024, the Company entered into a joint venture agreement with Volvo Group ("Volvo") and contributed certain net assets of its former HPDI business to a newly formed joint venture ("HPDI JV"), consisting of two legal entities, HPDI Technology LP and HPDI Technology AB, in which the Company retained a 55% non-controlling interest. Volvo acquired the remaining 45% interest in the HPDI JV for cash consideration of $27,328. The HPDI JV is jointly controlled by both parties. The Company's former HPDI business continues to operate through the joint venture.
The Company deconsolidated the HPDI business and accounted for the Company's investment in the HPDI JV under the equity method as it is now jointly controlled. Under this accounting method, the Company's initial investment in the HPDI JV was recognized at the fair value of the Company's non-controlling interest. Subsequently, this cost basis will be adjusted for the Company's share of the HPDI JV's net income or loss and other comprehensive income or loss, net of any dividends or distributions received from the HPDI JV.
This table summarizes the preliminary fair values of the proceeds received, net assets contributed at carrying value to the HPDI JV, estimated tax liabilities incurred in certain jurisdictions for the net assets transferred, and gain on deconsolidation:

June 3, 2024
Cash proceeds	$18,888
Accounts receivable	8,440
Ownership interest in HPDI Technology LP	23,597
Ownership interest in HPDI Technology AB	9,677
Total proceeds	60,602

Net assets contributed to HPDI JV	45,435

Other liabilities	1,901

Gain on deconsolidation	$13,266

Accounts receivable are cash proceeds expected from one of HPDI JV's subsidiaries for net assets transferred in a local jurisdiction and are included in due from related parties (note 6 and 17).

6. Accounts receivable:

	June 30, 2024	December 31, 2023
Customer trade receivables	$70,036	$83,175
Holdback receivables	10,548	—
Other receivables	1,309	6,709
Income tax receivable	1,700	1,369
Due from related parties (note 17)	14,529	1,671
Allowance for expected credit losses	(4,333)	(4,847)
	$93,789	$88,077
In 2022, a holdback receivable was recorded as part of the sale of the Company's interest in Cummins Westport Inc. to Cummins Inc. ("Cummins"). The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three-year term and, in the event that the holdback is not sufficient to cover the extended warranty obligations, the Company may also be required to supplement this holdback amount to cover valid extended warranty claims. As at June 30, 2024, the Company estimates to receive the full amount from Cummins based on the historical warranty claims.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023

7. Inventories:

	June 30, 2024	December 31, 2023
Purchased parts	$42,320	$50,770
Work-in-process	1,288	2,801
Finished goods	12,799	13,959
	$56,407	$67,530
During the three and six months ended June 30, 2024, the Company recorded change in write-downs to net realizable value of approximately $1,023 and $1,436, respectively (three and six months ended June 30, 2023 - $992 and $1,578, respectively). As part of the formation of the HPDI JV, the Company contributed $13,850 of inventory.

8. Long-term investments:

	June 30, 2024	December 31, 2023
HPDI Technology LP (a)	$30,885	$—
HPDI Technology AB (a)	11,103	—
Weichai Westport Inc. (b)	1,411	1,411
Minda Westport Technologies Limited (c)	2,101	3,234
Other equity-accounted investees	147	147
	$45,647	$4,792
(a) For the three and six months ended June 30, 2024, the Company recognized its share of HPDI JV’s losses of $1,103 as a loss from investment accounted for by the equity method.

(b) On July 8, 2024, the Company entered into an agreement with Weichai Holding Group Co. Ltd ("Weichai") to sell its remaining ownership interest in Weichai Westport Inc. ("WWI") for approximately $1,411 subject to withholding taxes.

(c) On April 18 2024, the Company completed a share purchase agreement with Uno Minda Limited ("Minda") and sold 26% of Minda Westport Technologies Limited's shares to Minda for net proceeds of $1,542.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023

9. Property, plant and equipment:

		Accumulated	Net Book
June 30, 2024	Cost	Depreciation	Value
Land and buildings	$9,092	$2,801	$6,291
Computer equipment and software	7,331	5,206	2,125
Furniture and fixtures	4,847	3,047	1,800
Machinery and equipment	66,375	39,367	27,008
Leasehold improvements	11,648	8,521	3,127
	$99,293	$58,942	$40,351
As part of the formation of the HPDI JV, the Company contributed $32,728 of property, plant, and equipment.

		Accumulated	Net Book
December 31, 2023	Cost	Depreciation	Value
Land and buildings	$9,206	$2,635	$6,571
Computer equipment and software	9,386	6,773	2,613
Furniture and fixtures	8,326	6,103	2,223
Machinery and equipment	129,642	75,111	54,531
Leasehold improvements	13,221	9,670	3,551
	$169,781	$100,292	$69,489

10. Intangible assets:

		Accumulated	Intangible
June 30, 2024	Cost	Amortization	Assets, net
Brands, patents and trademarks	$19,774	$13,825	$5,949
Technology	3,968	3,885	83
Customer contracts	11,284	11,284	—
	$35,026	$28,994	$6,032

		Accumulated	Intangible
December 31, 2023	Cost	Amortization	Assets, net
Patents and trademarks	$20,417	$13,724	$6,693
Technology	4,094	3,965	129
Customer contracts	11,646	11,646	—
	$36,157	$29,335	$6,822

11. Accounts payable and accrued liabilities:

	June 30, 2024	December 31, 2023
Trade accounts payable	$75,096	$70,567
Accrued payroll	18,349	18,129
Taxes payable	7,767	4,302
Deferred revenue	2,491	2,376
	$103,703	$95,374

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
12. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2025 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately six years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating lease cost:
Amortization of right-of-use assets	$610	$803	$1,286	$1,635
Interest	150	167	306	350
Total lease cost	$760	$970	$1,592	$1,985

The maturities of lease liabilities as at June 30, 2024 are as follows:

The remainder of 2024	$1,272
2025	2,326
2026	2,433
2027	2,433
2028	2,170
Thereafter	12,041
Total undiscounted cash flows	22,675
Less: imputed interest	2,858
Present value of operating lease liabilities	19,817
Less: current portion	2,435
Long-term operating lease liabilities	$17,382

13. Short-term debt:

	June 30, 2024	December 31, 2023
Revolving financing facilities	$3,351	$15,156

The Company has a revolving financing facility with Royal Bank of Canada ("RBC"). This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The revolving financing facility's advances in either U.S. dollars or Euros bear interest at the secured overnight financing rate plus 3.76% per annum or the Euro short-term rate plus 3.6%, respectively.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
14. Long-term debt:

	June 30, 2024	December 31, 2023
Term loan facilities, net of debt issuance costs	$39,204	$42,879
Other bank financing	450	531
Capital lease obligations	1,173	1,655
Balance, end of period	40,827	45,065
Current portion	14,464	14,108
Long-term portion	$26,363	$30,957

Term loan	Maturity date	Interest rate	June 30, 2024	December 31, 2023
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$8,812	$10,763
UniCredit - April 2021	March 31, 2027	3-month Euribor plus 1.65%	5,517	6,793
UniCredit - May 2020	May 31, 2025	3-month Euribor plus 1.60%	1,098	1,693
UniCredit - July 2020	July 31, 2026	3-month Euribor plus 1.75%	6,483	8,313
Deutsche Bank - August 2020	August 31, 2026	3-month Euribor plus 1.70%	3,018	3,867
Banca de Credito Cooperativo - November 2023	December 31, 2028	3-month Euribor plus 1.75%	2,128	2,192
Deutsche Bank - November 2023	September 30, 2029	3-month Euribor plus 1.90%	7,124	7,710
Rabobank - December 2023	December 31, 2028	4.70%	1,272	1,548
UniCredit - January 2024	December 31, 2028	3-month Euribor plus 1.52%	3,752	—
Term loan facilities, net of debt issuance costs			$39,204	$42,879

On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. On May 31, 2024, the Company amended the loan agreement with EDC to permit the asset transfer of certain property, plant, and equipment previously pledged to the loan into its HPDI JV, removal of Fuel System Solutions Inc. as a borrower, and modify the securities pledged to the loan. The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Westport Luxembourg S.a.r.l, and the Company's equity interest in its HPDI JV.

On October 9, 2018 and November 28, 2019, the Company entered into two Euro denominated loan agreements with UniCredit S.p.A. (“UniCredit”). On April 29, 2021, the Company and UniCredit amended the terms of these Euro denominated loan agreements to combine the facilities into one $8,803 loan facility, with quarterly principal and interest payments.
On May 20, 2020 and July 17, 2020, the Company entered into two Euro denominated loan agreements with UniCredit. There are no securities provided on the loans, as the loans were made as part of the Italian government's COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. There is no security provided on the loan, as the loan was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On November 28, 2023, the Company entered into a Euro denominated loan agreement with Banca de Credito Cooperativo with quarterly principal and interest payments. There is no security provided on the loan, as the loan was made as part of the Italian government's guarantee program administered by the Servizi Assicurativi del Commercio Estero ("SACE").

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
14. Long-term debt (continued):

On November 29, 2023, the Company entered into a Euro denominated loan agreement with Deutsche Bank with quarterly principal and interest payments. There is no security provided on the loan, as the loan was made as part of the Italian government's SACE guarantee program.

On December 4, 2023, the Company entered into a Euro denominated loan agreement with Rabobank and principal and interest are paid monthly. The loan is secured by certain property owned by the Company.

On January 10, 2024, the Company entered into a Euro denominated loan agreement with UniCredit with quarterly principal and interest payments and the first payment is due in 2025. There is no security provided on the loan, as the loan was made as part of the Italian government's SACE guarantee program.

The Company has entered into interest rate swaps with Unicredit and Deutsche Bank, which are directly associated with the Unicredit (2020 and 2021), Deutsche Bank (2020), Deutsche Bank (2023) and UniCredit (2024) term loans. These interest rate swaps serve as a hedging mechanism against potential fluctuations in future interest rates, ensuring stability in loan repayments. As of June 30, 2024, the Unicredit interest rate swaps have maturity dates ranging from 2025 to 2028 and a total notional value of $16,796. Additionally, the Deutsche Bank interest rate swaps have a maturity dates ranging from 2026 and 2029, with a notional value of $10,146. The notional value of these interest rate swaps is adjusted concurrently with scheduled principal payments on the corresponding loans. These interest rate swaps have been designated as cash flow hedges and have been structured to be highly effective. As of June 30, 2024, the fair value of the interest rate swaps amounted to $624, which is included in other long-term assets (December 31, 2023 - $822).

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of June 30, 2024, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of long-term debt is as follows as at June 30, 2024:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
Remainder of 2024	$6,764	$63	$246	$7,073
2025	14,266	129	377	14,772
2026	10,456	129	189	10,774
2027	3,658	129	177	3,964
2028 and thereafter	4,060	—	184	4,244
	$39,204	$450	$1,173	$40,827

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023

15. Warranty liability:

A continuity of the warranty liability is as follows:

	June 30, 2024	December 31, 2023
Balance, beginning of period	$8,506	$14,299
Warranty claims	(1,827)	(6,826)
Warranty accruals	1,192	5,152
Change in estimate	125	(2,204)
Impact of foreign exchange changes	(437)	(1,915)
Transfer to HPDI JV	(1,842)	—
Balance, end of period	5,717	8,506
Less: current portion	4,448	6,892
Long-term portion	$1,269	$1,614

16. Share capital, stock options and other stock-based plans:

During the three and six months ended June 30, 2024, the Company issued 35,210 and 83,862 common shares, respectively, net of cancellations, upon exercises of share units (three and six months ended June 30, 2023 – 3,039 and 44,656 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and six months ended June 30, 2024, the Company recognized $1,083 and $1,492, respectively (three and six months ended June 30, 2023 - $803 and $1,503, respectively) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.
A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	Six months ended June 30, 2024		Six months ended June 30, 2023
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	478,643	$15.68	317,432	$24.10
Granted	169,835	8.56	375,339	14.46
Exercised	(83,862)	17.93	(44,656)	38.56
Forfeited/expired	(38,406)	26.07	(39,810)	22.25
Outstanding, end of period	526,210	$12.23	608,305	$17.24
Units outstanding and exercisable, end of period	15,052	$11.41	—	$—

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
16. Share capital, stock options and other stock-based plans (continued):

During the six months ended June 30, 2024, 169,835 share units were granted to certain employees and directors (six months ended June 30, 2023 - 375,339). This included 50,000 restricted share units (“RSUs”) (six months ended June 30, 2023 - 147,557), nil performance share units (“PSUs”) (six months ended June 30, 2023 - 150,155) and 119,835 deferred share units ("DSUs") (six months ended June 30, 2023 - 77,627).

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan.

As at June 30, 2024, $1,479 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 3 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2024 as follows:

June 30, 2024
(CDN $)
Share units:
Outstanding	$3,957
Exercisable	114
Exercised	634

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Cost of revenue	$36	$37	$77	$92
Research and development	53	145	163	264
General and administrative	945	592	1,144	1,008
Sales and marketing	49	29	108	139
	$1,083	$803	$1,492	$1,503

Of the stock-based compensation expense recognized in the three and six months ended June 30, 2024, $302 and $633 was settled in shares and $781 and $859 was settled in cash respectively (three and six months ended June 30, 2023 - $742 and $1,375 was settled in shares and $61 and $128 was settled in cash, respectively).

17. Related party transactions:

The Company's related parties are the HPDI JV, Minda Westport Technologies Limited, directors, officers and shareholders that own greater than 10% of the Company's shares.

The Company engages in transactions with the HPDI JV and recorded $10,816 of accounts receivable as at June 30, 2024 (December 31, 2023 - nil). During the one-month ended June 30, 2024, the Company had cross-charges with HPDI JV for $127 related to services provided and sold inventory to HPDI JV for $534 under a transitional service agreement.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
17. Related party transactions (continued):
The Company engages in transactions with Minda Westport Technologies Limited and recorded $3,713 of accounts receivable as at June 30, 2024 (December 31, 2023 - $1,671). During the three and six months ended June 30, 2024, the Company sold inventory to Minda Westport Technologies Limited for $609 and $2,690, respectively (three and six months ended June 30, 2023 - $2,659 and $4,062, respectively).

18. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on the Company's operating results, liquidity or financial position.
19. Segment information:

On June 3, 2024, the Company entered into a joint venture agreement with Volvo to form the HPDI JV and deconsolidated its former HPDI business. As a result, the Company changed how it reviews and manages its business through five reportable segments: Light-Duty, High-Pressure Controls & Systems, Heavy-Duty OEM, Corporate, and HPDI JV. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker (“CODM”). The prior year comparatives were restated to reflect this change in reportable segments in the current period.

Financial information by business segment as follows:

	Three months ended June 30, 2024
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
Light-Duty	$69,475	$3,410	$1,547	$504
High-Pressure Controls & Systems	3,364	(923)	118	—
Heavy-Duty OEM	10,547	(2,314)	—	—
Corporate	—	(5,431)	51	(1,192)
HPDI JV	4,059	(2,012)	265	—
Total segment	87,445	(7,270)	1,981	(688)
Less: HPDI JV	4,059	(2,012)	265	—
Total consolidated	$83,386	$(5,258)	$1,716	$(688)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
19. Segment information (continued):

	Three months ended June 30, 2023
	Revenue	Operating loss	Depreciation & amortization	Equity income
Light-Duty	$73,738	$(1,799)	$1,697	$56
High-Pressure Controls & Systems	2,761	(580)	86	—
Heavy-Duty OEM	8,523	(3,282)	1,075	—
Corporate	—	(4,562)	135	—
HPDI JV	—	—	—	—
Total segment	85,022	(10,223)	2,993	56
Less: HPDI JV	—	—	—	—
Total consolidated	$85,022	$(10,223)	$2,993	$56

	Six months ended June 30, 2024
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
Light-Duty	$132,705	$4,871	$3,096	$535
High-Pressure Controls & Systems	5,767	(2,421)	226	—
Heavy-Duty OEM	22,488	(8,567)	1,391	—
Corporate	—	(11,614)	250	(1,192)
HPDI JV	4,059	(2,012)	265	—
Total segment	165,019	(19,743)	5,228	(657)
Less: HPDI JV	4,059	(2,012)	265	—
Total consolidated	$160,960	$(17,731)	$4,963	$(657)

	Six months ended June 30, 2023
	Revenue	Operating loss	Depreciation & amortization	Equity income
Light-Duty	$140,147	$(1,931)	$3,426	$185
High-Pressure Controls & Systems	5,715	(1,236)	162	—
Heavy-Duty OEM	21,400	(8,534)	2,170	—
Corporate	—	(7,954)	262	—
HPDI JV	—	—	—	—
Total segment	167,262	(19,655)	6,020	185
Less: HPDI JV	—	—	—	—
Total consolidated	$167,262	$(19,655)	$6,020	$185

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
19. Segment information (continued):
Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of revenue
	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Europe	69%	64%	68%	66%
Asia	10%	9%	10%	10%
Americas	13%	16%	13%	15%
Africa	2%	6%	3%	5%
Other	6%	5%	6%	4%

Total assets are allocated as follows:

	June 30, 2024	December 31, 2023
Light-Duty	$256,853	$252,778
High-Pressure Controls & Systems	7,094	9,382
Heavy-Duty OEM	10,766	84,808
Corporate	58,417	8,780
Total consolidated assets	$333,130	$355,748
HPDI JV's Total assets as at June 30, 2024 was $96,287 (December 31, 2023 - nil).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
20. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has a history of operating losses and negative cash flows from operations. At June 30, 2024, the Company had $41,522 of cash and cash equivalents, including $405 in restricted cash.

The following are the contractual maturities of financial obligations as at June 30, 2024:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$103,703	$103,703	$103,703	$—	$—	$—
Short-term debt (note 13)	3,351	3,351	3,351	—	—	—
Term loan facilities (note 14(a))	39,204	43,372	15,194	22,043	5,616	519
Other bank financing	450	456	69	129	129	129
Capital lease obligations	1,173	1,186	448	466	152	120
Operating lease obligations (note 12)	19,817	22,674	2,435	4,812	2,301	13,126
	$167,698	$174,742	$125,200	$27,450	$8,198	$13,894

Fair value of financial instruments

As at June 30, 2024, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in HPDI Technology LP, HPDI Technology AB, Minda Westport Technologies Limited, Weichai Westport Inc. and other investments. HPDI Technology LP, HPDI Technology AB, and Minda Westport Technologies Limited are accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the condensed consolidated interim balance sheets for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loans facilities, and other bank financing included in the long-term debt (note 14) are carried at amortized costs, which approximate their respective fair values as at June 30, 2024. The interest rate swaps (note 14) are accounted for at fair value using quoted market prices.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2024 and 2023
20. Financial Instruments (continued):

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.